Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

Integration Cloud Website, as of March 28, 2018

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (the “Company”), its acquisition subsidiary and MuleSoft, Inc. (“MuleSoft”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the salesforce 1-855-382-6558 Contact Us Login Products Solutions Services Support Events Customer Success About Us Products Overview Pricing Small Business Sales Service Marketing Commerce Communities Collaboration Industries Integration Platform Integration Cloud Connect data, devices, and customers to the world’s #1 CRM. LEARN MORE Explore the power of integration. Integration Platform: Salesforce signs a definitive agreement to acquire MuleSoft. All references to MuleSoft and its products are subject to the closing of the transaction. Integration Builder: Map all of your systems to produce a single view of your customer Integrated Experiences: Create seamless and personalized end-to-end customer experiences Salesforce 1-855-382-6558 Contact Us Login Products Solutions Services Support Events Customer success AboutUs Integration cloud connect data, devices, and customers to the world’s #1 CRM Integration Cloud is the fastest way to connect systems to drive intelligent, personalized customer experiences. CONTACT US Integration Platform Salesforce has signed a definitive agreement to acquire Mulesoft, a flexible, unified software platform that enables organizations to easily build application networks using APIs. Post closing, together we will accelerate our customers’ digital transformations, enabling them to unlock data across legacy systems, cloud apps and devices to make smarter, faster decisions and create highly differentiated, connected customer experiences. All references to MuleSoft and its products are subject to the closing of the transaction. Important information can be found here.* LEARN MORE FAQ> *The closing of the MuleSoft acquisition will not occur, if at all, until all closing conditions, including regulatory approvals, are satisfied. Salesforce + MuleSoft Integration Builder Map all of your systems to produce a single view of your customer across clouds, multiple orgs, and systems outside of Salesforce. Leverages click-based UI and guides to implement in record time. Access all the information you need about your customer from any system. Integrated Experiences Create seamless and personalized end-to-end customer experiences across marketing, commerce, sales, service, and beyond. Eliminate redious or repititive tasks to connect to your customers in a whole new way.CONTACT US QUESTIONS? 1-800-NO-SOFTWARE CONTACT US TRAILHEAD DISCOVER TRAILHEAD. THE FUN WAY TO LEARN SALESFORCE. START LEARNING Questions? We’ll put you on the right path. Ask about Salesforce products, pricing, implementation, or anything else. Our highly trained reps are standing by, ready to help. CONTACT US OR CALL 1-800-NO-SOFTWARE Salesforce f in G+ CALL US AT 1-877-930-7302 New to Salesforce? What is CRM? Why Salesforce? Help Desk Software Marketing Automation Software Explore All Products What is Cloud Computing? Customer Success Product Pricing Subscribe to Salesforce About Salesforce Our Story Press Blog Careers Trust Salesforce.org Sustainability Investors GDPR Readliness Popular Links New Release Features Salesforce Mobile AppExchange Dreamforce CRM Software Saleforce LIVE Salesforce for Startups Terms of Service Privacy Responsible Disclosure Trust Contact Cookie Preferences Copyright 2018 Salesforce.com, inc. All rights reserved. Various trademarks held by their respective owners. SalesForce.com, inc. The Landmark at One Market, Suite 300, San Francisco, CA 94105, United States WORLDWIDE

proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.